January 4, 2022

SUBMITTED VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Priscilla Dao

Mr. Joshua Shainess

Re:	Creative Realities, Inc. (the “Company”) Registration Statement on Form S-4 File No. 333-261048

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:00 a.m. Eastern Time on January 7, 2022, or as soon thereafter as is practicable.

If you have questions or comments regarding this request, please contact Bradley A. Pederson of Maslon LLP, counsel to the undersigned registrant, at (612) 672-8341. Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Pederson. The undersigned registrant authorizes Mr. Pederson to orally modify or withdraw this request for acceleration.

Very truly yours,

CREATIVE REALITIES, INC.

By:	/s/ Will Logan
Will Logan
Chief Financial Officer

cc:	Rick Mills (via email)

Bradley A. Pederson (via email)

Joseph A. Hoffman, Esq. (via email)

Nathan Howe (via email)

Elizabeth C. McNichol (via email)